Exhibit 4.54

RANDGOLD RESOURCES LIMITED REG NO. 62686 LA MOTTE CHAMBERS ST HELIER JERSEY JEI IBJ CHANNEL ISLANDS www.randgoldresources.com TEL: +44 1534 735 333 AX: +44 1534 735 444
4 May 2010
Norborne P Cole Jr
605 Terrell Road
San Antonio
Texas 78209, USA
Dear Norb
RANDGOLD RESOURCES LIMITED (THE “COMPANY”) AND RE-APPOINTMENT
TO THE BOARD AS A NON-EXECUTIVE DIRECTOR
The board of the Company (the “Board”) is pleased to confirm the main terms of your appointment as a non-executive director (with details relating to the appointment period being contained in the paragraph hereof titled “Appointment”). It is agreed that this is a contract for services and not a contract of employment. You should be aware that your appointment is subject to the Company’s articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.
DUTIES
1.	The Board is responsible for promoting the success of the Company by directing and supervising the Company’s affairs, including:
(a)	supervising and providing guidance to the Company within a framework of prudent and effective controls;

(b)	approving the Company’s objectives and strategic plan, ensuring that the necessary financial and human resources are in place for the Company to meet its strategic objectives, and review management performance; and

(c)	setting the Company’s values and standards and ensuring that its obligations to its stakeholders are met.
2.	The Board Charter (annexed hereto marked “Annexure A”) describes how the Board is structured and what authorities are delegated to the Chief Executive. Details of powers specifically reserved for the Board are listed in paragraph 40 of the Board Charter. The Charters of the Board Committees are available on the Company’s website and can be obtained from the Company’s Secretary.

3.	Your role as a non-executive director is to:
(a)	contribute to the development of strategies to attain the Company’s objectives;

(b)	evaluate the performance of Executive Directors in meeting agreed objectives and implementing strategies;

(c)	satisfy yourself that publicly available financial information is accurate and that financial controls and systems of risk management are robust and effective;

(d)	be responsible, for determining appropriate levels of remuneration of the Executive Directors, and where necessary, members of the Executive Management Team.

1

4 May 2010
Norborne P Cole Jr
605 Terrell Road
San Antonio
Texas 78209
USA
Dear Norb
RANDGOLD RESOURCES LIMITED (THE “COMPANY”) AND RE-APPOINTMENT
TO THE BOARD AS A NON-EXECUTIVE DIRECTOR
The board of the Company (the “Board”) is pleased to confirm the main terms of your appointment as a non-executive director (with details relating to the appointment period being contained in the paragraph hereof titled “Appointment”). It is agreed that this is a contract for services and not a contract of employment. You should be aware that your appointment is subject to the Company’s articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.
DUTIES
1.	The Board is responsible for promoting the success of the Company by directing and supervising the Company’s affairs, including:
(a)	supervising and providing guidance to the Company within a framework of prudent and effective controls;

(b)	approving the Company’s objectives and strategic plan, ensuring that the necessary financial and human resources are in place for the Company to meet its strategic objectives, and review management performance; and

(c)	setting the Company’s values and standards and ensuring that its obligations to its stakeholders are met.
2.	The Board Charter (annexed hereto marked “Annexure A”) describes how the Board is structured and what authorities are delegated to the Chief Executive. Details of powers specifically reserved for the Board are listed in paragraph 40 of the Board Charter. The Charters of the Board Committees are available on the Company’s website and can be obtained from the Company’s Secretary.

3.	Your role as a non-executive director is to:
(a)	contribute to the development of strategies to attain the Company’s objectives;

(b)	evaluate the performance of Executive Directors in meeting agreed objectives and implementing strategies;

(c)	satisfy yourself that publicly available financial information is accurate and that financial controls and systems of risk management are robust and effective;

(d)	be responsible, for determining appropriate levels of remuneration of the Executive Directors, and where necessary, members of the Executive Management Team.

4.	You will, in conjunction with paragraphs 11 to 15 of the Board Charter, be required to:
(a)	perform your duties loyally and diligently;

(b)	bring independent judgment to bear on issues of strategy, policy, resources, performance and standards of conduct;

(c)	provide guidance and direction in planning, developing and implementing the strategic direction of the Company;

(d)	contribute to the effective control of the Company and to the supervision of the Executive Directors.

(e)	attend wherever possible in person or by conference call all meetings of the Board, which meets at least quarterly, and consider all relevant papers well in advance of each meeting;

(f)	serve on any Committee to which you are nominated by the Board;

(g)	attend the Annual General Meeting of the Company if requested;

(h)	comply with your fiduciary and statutory duties (including under the Companies Jersey Law 1991, as amended, which can be obtained from the Company’s Secretary);

(i)	comply with the Company’s Code of Conduct and Anti-Corruption Policy, these are available on the Company’s website and can be obtained from the Company Secretary;
5.	Overall the Company anticipates that you will be available to fulfil your duties. This will include the quarterly board meetings, at least one site visit per year, and the appropriate period of time preparing for each meeting.

6.	You will, be entitled to request such information from the Company, its subsidiaries or its employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information.
CONFIDENTIALITY
During the course of your duties you will have access to confidential information belonging to the Company and its subsidiaries (including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.
COMPLIANCE WITH REGULATORY REQUIREMENTS
The Company is committed to the Combined Code on Corporate Governance and the Revised Guidance for Directors on Internal Control, both published by the Financial Reporting Council copies of which can be obtained from the Company Secretary. You will be expected to carry out your duties in accordance with these.
You undertake to comply with all legal and regulatory requirements and any code of practice or compliance manual issued by the Company relating to transactions in securities and inside information and dealing in force from time to time, including any rules and regulations of or under the Financial Services Authority (including the Model Code, the Listing Rules, the Disclosure and Transparency Rules), the Financial Services and Markets Act 2000, the Criminal Justice Act 1993,

and other rules and regulations of relevant regulatory authorities relevant to the Company (the “Regulatory Requirements”).
By accepting this appointment you acknowledge that you are aware of and understand the Regulatory Requirements and that a breach of the Regulatory Requirements carries sanctions including criminal liability, disciplinary action by the relevant regulatory authority (civil liability, fines and public censure by the FSA) and the immediate termination of your appointment.
Due to your position you will be named on the Company’s list of persons with access to inside information relating to the Company which can be made available to the FSA.
OUTSIDE INTERESTS
You should seek the agreement of the Chairman of the Board before you accept any public company appointments or any new outside interests, which might affect the time you are able to devote to this appointment.
The Board have determined you to be independent, according to the provisions of the Combined Code.
In accordance with the principles set out in the Combined Code you must seek approval of the Chairman of the Board in relation to of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company.
During your appointment you must seek approval of the Chairman of the Board in relation to any office or employment with, or have any material interest in, any firm or company which is or may be in direct or indirect competition with the Company.
INSURANCE
During your appointment you will be covered by the Company’s directors’ and officers’ liability insurance on the terms in place from time to time. The current indemnity limit is £50 million. A copy of the policy document is available from the Company Secretary. The Company will maintain this insurance cover after the termination of your appointment, and you will continue to be covered by the policy (or any replacement on the same basis as the rest of the Board) for matters related to your duties as a non executive director during your period of service.
APPOINTMENT
Your appointment commenced on 4 May 2010 for three years ending in May 2013. It is terminable by three months’ notice from either the Board or yourself. The continuation of your appointment depends upon re-election at the forthcoming Annual General Meetings (AGM) and will follow the rules of the Combined Code.
Notwithstanding the aforementioned notice provisions, the Company may terminate your appointment with immediate effect if you have:
(a)	committed any serious breach or (after warning in writing) any repeated or continued material breach of your obligations to the Company (which include an obligation not to breach your fiduciary duties) [or of any Regulatory Requirement];

(b)	been guilty of any act of dishonesty or serious misconduct or any conduct which (in the reasonable opinion of the Board) tends to bring you or the Company into disrepute; or

(c)	been declared bankrupt or have made an arrangement or composition with for the benefit of your creditors.
All appointments and reappointments to the Board are subject to the Company’s Articles of Association. If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.
On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.
REMUNERATION
The fee is US$50,000 per annum and is payable half yearly in arrears. In addition, as the appointed Senior Independent Director, and in lieu of any committee assignment fee, you will receive an additional US$85,000.
Furthermore, and subject to shareholder approval, each director receives an award of restricted shares being 1,200 ordinary shares per year, effective from 1 January after the date of appointment. The shares vest in three equal instalments over a three year period from the date of the award with the first instalment on the date of the award. Vesting would accelerate on the following conditions:
•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years’ service as a director; and

•	Change in control of the Company.
Remuneration is reviewed periodically by the Board and submitted annually to the Annual General Meeting for approval.
EXPENSES
The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are documented and in accordance with the Company’s Board Travel Policy,(a copy of which is attached hereto marked “Annexure B”).
DATA PROTECTION
By signing this agreement you consent to the Company holding and processing information about you which you [or any referees] may provide or which it may acquire during the course of this agreement, providing such use is in accordance with the Data Protection Act 1998. In particular you consent to the Company holding and processing:
(d)	personal data relating to you, for administrative and management purposes; and

(e)	“sensitive personal data” relating to you (as defined in the Data Protection Act 1998)
THIRD PARTY RIGHTS
The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.
Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms.
The Company looks forward to working with you in the future.

Yours sincerely
/s/ Philippe Liétard
Philippe Liétard
for and on behalf of Randgold Resources Limited
I, Norborne P Cole Jr, agree to the above terms of appointment as a non-executive director of Randgold Reseources Limited.
Name /s/ Norborne P Cole Jr
Date MAY 4, 2010